Exhibit 99.1

Enthusiast Gaming to Participate in the Scotiabank TMT Conference

LOS ANGELES, March 07, 2022 -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX; TSX:EGLX), (“Enthusiast Gaming” or the “Company”), an integrated gaming entertainment company, today announced that the Company will participate in the Scotiabank TMT Conference from March 8-9, 2022.

Enthusiast Gaming CEO Adrian Montgomery will participate in a fireside chat with Scotiabank Managing Director and Equity Research Analyst Jeff Fan on March 8, 2022, from 1:05pm - 1:35pm ET.

Members of Enthusiast Gaming’s management team will also be available for 1x1 investor meetings throughout the Conference.

The fireside chat will be webcast live and archived via Enthusiast Gaming’s investor website, https://www.enthusiastgaming.com/investors/.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Derek Holota, Provident Communications
derek@providentcomms.com

343-422-5606